

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 11, 2016

Alice Wong
Chief Financial Officer
Hong Kong Television Network Ltd.
Trans Asia Centre, 13th Floor
Kwai Chung, Hong Kong

      Re: Hong Kong Television Network, Ltd.
            Form 20-F for Fiscal Year Ended December 31, 2014
            Filed April 29, 2015
            File No. 000-30354

Dear Ms. Wong:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Larry Spirgel

                            Larry Spirgel
                            Assistant Director
                            AD Office 11 – Telecommunications